UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75929 / September 16, 2015

Admin. Proc. File No. 3-16568

In the Matter of

HORIZON WIMBA, INC. (N/K/A HAYSE
CORP.), AND
INTERLOCK SERVICES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by Horizon Wimba, Inc. (n/k/a Hayse Corp.), or
Interlock Services, Inc., and the Commission has not chosen to review the decision on its own
initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Horizon Wimba, Inc. (n/k/a Hayse Corp.), and
Interlock Services, Inc.[2]  The order contained in that decision is hereby declared effective.  The
initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934,
the registrations of each class of registered securities of Horizon Wimba, Inc. (n/k/a Hayse
Corp.), and Interlock Services, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.


Brent J. Fields
Secretary

---

[1]     17 C.F.R. § 201.360(d).

[2]     *Horizon Wimba, Inc. (n/k/a Hayse Corp.), Interlock Services, Inc., and Int'l Freight
Logistics, Ltd.*, Initial Decision Release No. 847 (Aug. 3, 2015), 112 SEC Docket 02, 2015 WL
4608056. The Central Index Key numbers are:  1272549 for Horizon Wimba, Inc. (n/k/a Hayse
Corp.); and 1096297 for Interlock Services, Inc.

INITIAL DECISION RELEASE NO. 847
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16568

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>HORIZON WIMBA, INC. (N/K/A HAYSE CORP.),<br>INTERLOCK SERVICES, INC., AND<br>INTERNATIONAL FREIGHT LOGISTICS, LTD. | INITIAL DECISION ON DEFAULT AS TO TWO RESPONDENTS<br><br>August 3, 2015 |

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On June 1, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. A declaration by the Division of Enforcement (Division) established that Respondents were served with the OIP by June 10, 2015. *See Horizon Wimba, Inc. (n/k/a Hayse Corp.)*, Admin. Proc. Rulings Release No. 2807, 2015 SEC LEXIS 2377 (June 12, 2015) (citing 17 C.F.R. § 201.141(a)(2)(ii)). International Freight Logistics, Ltd. (International Freight) was the only Respondent that filed an Answer by the June 23, 2015, due date for Answers to the OIP. *See id.* (citing OIP at 3; 17 C.F.R. §§ 201.160(b), 220(b)).

International Freight settled this proceeding, and on June 29, 2015, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to International Freight. *Horizon Wimba, Inc. (n/k/a Hayse Corp.)*, Exchange Act Release No. 75318, 2015 SEC LEXIS 2709.

On June 12, 2015, I ordered a telephonic prehearing conference to be held on July 13, 2015, and stated that any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding would be found in default. *See Horizon Wimba*, 2015 SEC LEXIS 2377 (citing OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Neither

Horizon Wimba, Inc. (n/k/a Hayse Corp.) (Horizon Wimba), nor Interlock Services, Inc. (Interlock Services) appeared at the July 13, 2015, prehearing conference. The Division represented that neither Horizon Wimba nor Interlock Services had contacted the Division prior to the prehearing conference. Accordingly, I find Horizon Wimba and Interlock Services in default for failing to file an Answer, participate in a prehearing conference, or otherwise defend the proceeding, and I find the allegations in the OIP to be true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)-(b), .220(f), .221(f).

## Findings of Fact

Horizon Wimba, Central Index Key (CIK) No. 1272549, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Horizon Wimba is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $135,604 from the company's January 5, 2000, inception to September 30, 2004.

Interlock Services, CIK No. 1096297, is a permanently revoked Nevada corporation located in Ronkonkoma, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Interlock Services is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $3.9 million for the prior nine months.

## Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. The two Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at \*12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, the two Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. OIP at 3. The two Respondents' failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at \*19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Horizon Wimba's and Interlock Services's violations are recurrent in that each Respondent repeatedly failed to file periodic reports. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at \*25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Horizon Wimba and Interlock Services are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at \*40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Horizon Wimba's and Interlock Services's registered securities.

## Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Horizon Wimba, Inc. (n/k/a Hayse Corp.), and Interlock Services, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____

Brenda P. Murray
Chief Administrative Law Judge